December 11, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Alkermes, Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 Form 10-Q for the Quarterly Period Ended June 30, 2005 File No. 001-14131
Dear Mr. Rosenberg:
This letter is being furnished in response to a telephone call from Mr. Oscar M. Young, Jr., Senior Staff Accountant at the United States Securities and Exchange Commission (the “Commission”) to Alkermes, Inc. (“Alkermes” or the “Company”) on November 28, 2006 and a follow up letter dated December 1, 2006, related to certain disclosures made with respect to the Company’s redeemable convertible preferred stock (the “Preferred Stock”).
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, Page F-6
9. Convertible Preferred Stock, Page F-18
1.	The Company confirms that the Preferred Stock is carried on the balance sheet at the estimated redemption value, consistent with our August 11, 2006 response. Accordingly, the Company anticipates revising its disclosures with respect to the Preferred Stock on Form 10-Q for the Company’s third quarter of fiscal year 2007, ended December 31, 2006.
•	The Company will revise the paragraph ‘Measurement of Redeemable Convertible Preferred Stock’ under ‘Critical Accounting Policies’ within Item 2. ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ to clarify that the Preferred Stock is carried on the consolidated balance sheets at the estimated redemption value and expand the disclosure on the accounting for changes in the carrying value of the Preferred Stock. These revisions are underlined below.

Our redeemable convertible preferred stock, $0.01 par value per share (the “Preferred Stock”), is carried on the condensed consolidated balance sheets at its estimated redemption value. We re-evaluate the redemption value of the Preferred Stock on a quarterly basis, and increases or decreases in the redemption value of this redeemable security will be recorded as charges or credits to shareholders’ equity in the same manner as dividends on nonredeemable stock and will be effected by charges or credits against retained earnings or, in the absence of retained earnings, by charges or credits against additional paid-in capital. Increases or decreases in the carrying value of the Preferred Stock would decrease or increase income applicable to common shareholders in the calculation of earnings per common share. The Preferred Stock is not a traded security; thus, market quotations are not available, and the estimate of redemption value is based upon an estimation process used by management. The process of estimating the redemption value of a security with features such as are contained within the Preferred Stock is complex and involves multiple assumptions regarding factors such as future revenues generated by our partner for certain products still in development, judgments which may be made by the parties to the security, and assumptions about the future market potential for insulin based products. Certain of these assumptions are highly subjective and require the exercise of management judgment.

•	The Company anticipates revising Note 8 ‘Redeemable Convertible Preferred Stock’ to the condensed consolidated financial statements as follows to clarify that the Preferred Stock is carried on the consolidated balance sheets at its estimated redemption value, to explain what the redemption value represents and how the Company estimates the redemption value. These revisions are underlined below.

In December 2002, the Company and Lilly expanded the collaboration for the development of inhaled formulations of insulin and hGH based on the Company’s AIR® pulmonary drug delivery technology. In connection with the expansion, Lilly purchased $30.0 million of the Company’s newly issued 2002 redeemable convertible preferred stock, $0.01 par value per share (the “Preferred Stock”), in accordance with a stock purchase agreement dated December 13, 2002 (the “Stock Purchase Agreement”). The Preferred Stock has a liquidation preference of $10,000 per share and no dividends are payable by the Company on these securities. Lilly has the right to return the Preferred Stock in exchange for a reduction in the royalties payable to the Company on sales of the AIR Insulin product, if approved. The Preferred Stock is convertible into the Company’s common stock at market price under certain conditions at the Company’s option, and automatically upon the filing of a NDA with the Food and Drug Administration (“FDA”) for an AIR Insulin product.

Under the expanded collaboration, the royalties payable to the Company on sales of the AIR Insulin product were increased. The Company agreed to use the proceeds from the issuance of the Preferred Stock primarily to fund the AIR Insulin development program and to use a portion of the proceeds to fund the AIR hGH development program. The Company did not record research and development revenue on these programs while the proceeds from the Preferred Stock funded this development. The $30.0 million of research and development expended by the Company was recognized as research and development expense as incurred. All of the proceeds from the sale of the Preferred Stock had been spent through fiscal year 2005.

The Preferred Stock is carried on the condensed consolidated balance sheets at its estimated redemption value in the amount of $15.0 million as of December 31, 2006 and March 31, 2006. In October 2005, the Company converted 1,500 shares of the Preferred Stock with a carrying value of $15.0 million into 823,677 shares of Company common stock. The conversion secured a proportionate increase in the minimum royalty rate payable to the Company on sales by Lilly of the AIR Insulin product, if approved.

Because Lilly has a put right and the Preferred Stock can be returned in circumstances outside of the Company’s control, the Company accounted for the initial issuance of the Preferred Stock as an equity instrument in temporary equity at its initial issuance and redemption value. The Preferred Stock remains in temporary equity until such time as the put right is exercised, no longer has economic effect or becomes unexercisable as a result of a conversion or redemption. The Company re-evaluates the carrying value of the Preferred Stock on a quarterly basis to determine if the redemption value is different than its current carrying value. The redemption value represents the estimated present value of the reduction in future royalties payable to the Company by Lilly on sales of the AIR Insulin product, if approved, in the event that Lilly exercises its right to put the Preferred Stock or the Company exercises its right to call the Preferred Stock. This value is based on an estimate of volume and timing of sales of the AIR Insulin product by Lilly, taking into consideration progress on the Company’s development programs, assumptions on the likelihood of product approval, future market potential for insulin based products and other assumptions. Consideration is also given to judgments which may be made by the Company or Lilly with respect to the Preferred Stock security. As of December 31, 2006, the Company has determined that the redemption value of the Preferred Stock has not changed from its initial issuance amount, other than the change due to the exercise of its conversion right in October 2005, which converted $15.0 million of the Preferred Stock into an equivalent amount of Company common stock.

The Company considers its agreements with Lilly for the development of inhaled formulations of insulin and the Stock Purchase Agreement a single arrangement (the “Arrangement”). As the Arrangement contains elements of funded research and development activities, the Company determined that the Arrangement should be accounted for as a financing arrangement under SFAS No. 68, “Research and Development Arrangements.”

Under the Arrangement, the Company reserves the right to call, subject to Lilly’s approval, the Preferred Stock and Lilly reserves the right to put the Preferred Stock. In both instances, the Preferred Stock would be returned to the Company and Lilly’s rights would be limited to the services required to be performed by the Company under the Arrangement. Accordingly, if and when either the call or put are exercised and the Preferred Stock is returned to the Company, or Lilly’s put rights expire in December 2008, at that time the Preferred Stock will be reclassified to shareholders’ equity at its carrying value.
2.	The Company anticipates adding the following disclosure under ‘Liquidity and Capital Resources’ within Item 2. ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ as follows:
In December 2002, we and Lilly expanded our collaboration for the development of inhaled formulations of insulin and hGH based on our AIR® pulmonary drug delivery technology. In connection with the expansion, Lilly purchased $30.0 million of our newly issued 2002 redeemable convertible preferred stock, $0.01 par value per share (the “Preferred Stock). In October 2005, we converted 1,500 shares of the Preferred Stock with a carrying value of $15.0 million into 823,677 shares of our Company’s common stock. The Preferred Stock is carried on the condensed consolidated balance sheets at its estimated redemption value in the amount of $15.0 million as of December 31, 2006 and March 31, 2006. See Note 8 to the unaudited condensed consolidated financial statements for additional information on our Preferred Stock.

We re-evaluate the redemption value of the Preferred Stock on a quarterly basis, and increases or decreases in the carrying value of the Preferred Stock will be recorded as charges or credits to shareholders’ equity in the same manner as dividends on nonredeemable stock and will be effected by charges or credits against retained earnings or, in the absence of retained earnings, by charges or credits against additional paid-in capital. Increases or decreases in the carrying value of the Preferred Stock would decrease or increase income applicable to common shareholders in the calculation of earnings per common share. Changes in the carrying value of the Preferred Stock would not have an impact on reported net income or cash flows.

Under our expanded collaboration with Lilly we reserve the right to call, subject to Lilly’s approval, the Preferred Stock and Lilly reserves the right to put the Preferred Stock. In both instances, the Preferred Stock would be returned to us and Lilly’s rights would be limited to the services required to be performed by us under the expanded collaboration. Accordingly, if and when either the call or put are exercised and the Preferred Stock is returned to us, or Lilly’s put rights expire in December 2008, at that time the Preferred Stock will be reclassified to shareholders’ equity at its carrying value. If Lilly exercises its put rights in exchange for a reduction in the royalties payable to us on sales of the AIR Insulin product, if approved, our future cash flows related to royalties on this product payable by Lilly would be reduced.
* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to the Company’s response, or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 583-6127.
We look forward to resolving this matter as soon as possible and appreciate your assistance in this regard.
Sincerely,

/s/ James M. Frates
James M. Frates
Chief Financial Officer and Treasurer

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